Mark E. Crone Managing Partner mcrone@cronelawgroup.com

November 23, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Jeff Kauten, Staff Attorney

Re:	Wetouch Technology Inc.
Registration Statement on Form 10
File No. 000-56215

Ladies and Gentlemen:

We are writing to inform you that Wetouch Technology Inc. (the “Company”) will not be able to respond to the comments received from the Securities and Exchange Commission (“the Commission”) dated November 10, 2020 with respect to the above referenced filing within ten business days from said date. The Company is still in the process of compiling and finalizing the financial information for the quarter ended September 30, 2020. Upon receipt of such reviewed information, the Company will update the Form 10 and respond to the comments received from the Commission. It is anticipated that the amended Form 10 and responses to the comments will be filed on or before November 30, 2020.

Should you have any questions, please feel free to contact the undersigned.

/s/ Yingshuai Zhou
Yingshuai Zhou, Esq.

Cc: Zongyi Lian, Chief Executive Officer

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